For Immediate Release

NOVADAQ Announces Appointment of Rick Mangat as President and CEO

Toronto, Ontario – July 6, 2016 - NOVADAQ® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, announced today the appointment of Rick Mangat, Ph.D. as its President and CEO.

Dr. Mangat succeeds Arun Menawat, who has resigned as the Company’s President, CEO and Chair of its Board of Directors, to pursue new opportunities and interests. Additionally, Bill MacKinnon, former CEO of KPMG Canada and head of the NOVADAQ audit committee, has been appointed Chairman of the Board.

Dr. Mangat is a co-founder of NOVADAQ and co-inventor of the Company’s SPY imaging technology. Since 2014, he has served as NOVADAQ’s Sr. Vice-President and General Manager, overseeing development of the company’s global sales and marketing team. “I look forward to the opportunity to build on NOVADAQ’s strong foundation,” said Dr. Mangat. “We are well-positioned to fully leverage a new clinical ecosystem that provides relevant imaging solutions for use in multiple patient care applications.”

As CEO, Dr. Mangat succeeds Dr. Menawat, who has served as NOVADAQ’s President and CEO since 2003. During his tenure, Dr. Menawat successfully guided the Company’s successful progression from a start-up to an international market leader in the field of fluorescence imaging.

“It has been an honor and privilege to have worked alongside the talented and dedicated team at NOVADAQ for the past thirteen years,” said Dr. Menawat. “I am leaving it in good hands, poised to build upon its position as a market leader in a rapidly growing field.”

“On behalf of the Board, management and staff of NOVADAQ, I would like to take this opportunity to thank Arun for his many contributions to the Company’s success,” said Anthony Griffths, Lead Director of NOVADAQ’s Board. “He has earned our respect and admiration, and he will be missed. At the same time, I am very pleased that Rick has agreed to accept this leadership role at such an exciting time in NOVADAQ’s journey.”

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 180 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com